(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 Commission File Number 000-28139 NOTIFICATION OF LATE FILING

For Period Ended: July 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Blue Coat Systems, Inc.

Full name of registrant

Cache Flow Inc.

Former name if applicable

420 North Mary Avenue

Address of principal executive office (Street and number)

Sunnyvale, California 94085

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Blue Coat Systems, Inc. (“Blue Coat” or the “Company”) is unable to file timely its quarterly report on Form 10-Q for its first quarter of fiscal year 2007 ended July 31, 2006, because it is currently conducting a review of its historical practices in granting stock options.

On July 14, 2006, the Company announced that an independent committee comprised of certain members of the Company’s Board of Directors is conducting a review of the Company’s historical stock option granting practices since its initial public offering in November 1999. The independent committee is being assisted by independent legal counsel and accounting experts. As of July 14, 2006, the independent committee had reached a preliminary conclusion that actual measurement dates for financial accounting purposes of certain stock option grants issued in the past likely differ from the recorded grant dates of such awards. The Company also announced that the review had not yet been completed.

Although the independent committee’s review is ongoing, the Company’s Board of Directors, with the concurrence of the independent committee, have now determined that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25), the actual measurement dates for financial accounting purposes of certain stock options granted primarily during fiscal years 2000-2004 differ from the recorded grant dates of such awards. Consequently, new measurement dates for financial accounting purposes will apply to the affected awards, which will result in additional and material non-cash stock-based compensation expense.

On September 7, 2006, the Company’s Board of Directors, with the concurrence of the independent committee, determined that the Company should restate its financial statements beginning in the fiscal year ended April 30, 2000 through the interim period ended January 31, 2006. The estimated adjustments are subject to the completion of both the review by the independent committee and an audit by Ernst & Young LLP before any adjustments are finalized. Upon the completion and audit of the restated financial statements, the Company expects to file its Form 10-K for the fiscal year ended April 30, 2006 and its Form 10-Q for the quarter ended July 31, 2006 with the Securities and Exchange Commission. Accordingly, the Company’s financial statements and the related reports of the Company’s independent registered public accounting firm, Ernst & Young LLP, and all related earnings press releases and communications relating to periods after the Company’s initial public offering in November 1999, including fiscal years 2000 through 2006 and the interim quarters, and the first quarter of fiscal 2007 (ended July 31, 2006), should not be relied upon. Management and the independent committee have discussed this conclusion with Ernst & Young LLP.

Because the review is ongoing, the Company is not yet able to estimate the extent and timing of adjustments that will be required; however, the Company currently believes that the majority of the additional non-cash expense will result from revisions to measurement dates for options granted in fiscal years 2000-2004. The changes in the affected measurement dates will cause non-cash stock-based deferred compensation charges to be recorded in future periods.

The Company expects the additional non-cash stock based compensation expense will not affect the Company’s current cash position or financial condition. Moreover, the adjustments will not affect previously reported revenues. The Company expects to incur significant legal and professional fees associated with the independent committee’s review and the restatement process.

Because the independent committee and Ernst & Young LLP have not completed their review and audit, respectively, additional issues concerning the Company’s historical stock option granting practices and accounting practices could be identified and could result in additional material adjustments. Until the independent committee’s review is completed, the Company will be unable to finalize its financial statements and file its Form 10-Q for its first fiscal quarter of fiscal 2007 ended July 31, 2006.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian NeSmith (Name)	(408) (Area Code)	220-2200 (Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-K for the fiscal year ended April 30, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No (See explanation below)

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 16, 2006, the Company issued a press release announcing that its net revenue for the first fiscal quarter of 2007 ended July 31, 2006 was $36.2 million, which represented an increase of 8.4% compared to net revenue of $33.4 million for the first quarter of fiscal 2006 ended July 31, 2005, and a slight increase compared to net revenue of $35.9 million in the fourth quarter of fiscal 2006 ended April 30, 2006. Because the independent committee’s review of historical stock option granting practices is on-going, the Company has not disclosed other financial information about its first fiscal quarter of 2007.

As noted in Part 3 above, the independent committee and Ernst & Young LLP have not completed their review and audit, respectively. Until the independent committee’s review and Ernst & Young LLP audit is completed, the Company will be unable to finalize its financial statements for the first quarter of fiscal 2007 ended July 31, 2006.

* * * * * * * * *

Forward Looking Statements: Statements in this Notification of Late Filing on Form 12b-25 regarding Blue Coat Systems, Inc’s financial statements for prior periods and the possible conclusions or determinations to be made by the Board of Directors or the independent committee are forward-looking statements and are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to, the final conclusions of the Board of Directors, the Audit Committee, the independent committee, and the Company’s independent public accountants concerning matters related to the company’s stock option grants.

Blue Coat Systems, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 12, 2006	By	/s/ Brian NeSmith
President and Chief Executive Officer